UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 2)*

KEURIG DR PEPPER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

49271V100

(CUSIP Number)

Mary Ann Todd

BDT Capital Partners, LLC

401 N. Michigan Avenue, Suite 3100

Chicago, Illinois 60611

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49271V100

(1)	Name of reporting persons BDT Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 66,597,189 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 66,597,189 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 66,597,189 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.7% (1)
(14)	Type of reporting person OO

(1)

The percentage ownership is based upon 1,417,650,974 shares of Common Stock issued and outstanding as of August 31,2021, as set forth in the Prospectus Supplement filed by Keurig Dr Pepper Inc. with the United States Securities and Exchange Commission on September 3, 2021.

CUSIP No. 49271V100

(1)	Name of reporting persons BDT Oak Acquisition Vehicle, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 62,890,006 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 62,890,006 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 62,890,006 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.4% (2)
(14)	Type of reporting person PN

(2)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons BDTCP GP I, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 65,177,974 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 65,177,974 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 65,177,974 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.6% (3)
(14)	Type of reporting person OO

(3)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons BDTP GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 68,331,631 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 68,331,631 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 68,331,631 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.8% (4)
(14)	Type of reporting person OO

(4)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons Byron D. Trott
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 68,523,512 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 68,523,512 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 68,523,512 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.8% (5)
(14)	Type of reporting person IN

(5)	See footnote 1 above.

This Amendment No. 2 to the Schedule 13D filed on June 19, 2020 (the “Schedule 13D”) is filed to report the distribution of shares of common stock, par value $0.01 per share (the “Common Stock”), of Keurig Dr Pepper Inc., a Delaware corporation (the “Company”), by BDT Oak Acquisition Vehicle, L.P., a Cayman Islands exempted limited partnership (“BDT Oak LP”), as described in Item 4 below.

Item 4. Purpose of Transaction.

On September 3, 2021, the general partner of BDT Oak LP entered into an irrevocable plan of distribution (the “Plan of Distribution”) pursuant to which BDT Oak LP is distributing 51,529,974 shares of Common Stock (the “Distributed Shares”) to certain investors in funds affiliated with BDT Capital Partners, LLC (“BDT CP”) that invested alongside those funds, including 5,633,506 shares to affiliates of BDT CP. BDT Oak LP expects the Plan of Distribution to be completed on or about September 9, 2021. The Distributed Shares will not be subject to any restrictions on transfer once held by the investors. BDT Oak LP will continue to own 62,890,006 shares of Common Stock, which are not being distributed.

The foregoing description of the Plan of Distribution does not purport to be complete and is qualified in its entirety by reference to the form of such agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b)(i) BDT Oak LP beneficially owns 62,890,006 shares of Common Stock, which represents 4.4% of the issued and outstanding shares of Common Stock as of August 31, 2021, as set forth in the Prospectus Supplement filed by the Company with the United States Securities and Exchange Commission on September 3, 2021.

By virtue of the relationships described under Item 2 of the Schedule 13D, each of the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the shares of Common Stock beneficially owned by BDT Oak LP.

BDTCP GP I, LLC (“BDTCP GP I”) may be deemed to beneficially own an additional 2,287,968 shares, representing 0.2% of the issued and outstanding shares of Common Stock. BDT CP may be deemed to beneficially own an additional 3,707,183 shares (which includes the shares held by BDTCP GP I noted above), representing 0.3% of the issued and outstanding shares of Common Stock. BDTP GP, LLC (“BDTP”) may be deemed to beneficially own an additional 5,441,625 shares (which includes the shares held by BDTCP GP I and BDT CP noted above), representing 0.4% of the issued and outstanding shares of Common Stock. Byron D. Trott may be deemed to beneficially own an additional 5,633,506 shares (which includes the shares held by BDTCP GP I, BDT CP and BDTP noted above), representing 0.4% of the issued and outstanding shares of Common Stock.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person. The filing of this Amendment No. 2 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons other than BDT Oak LP disclaims beneficial ownership of all shares of Common Stock reported in this Amendment No. 2.

(c) Except for the transaction pursuant to the Plan of Distribution described herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

(d) Except as stated elsewhere in this Item 5 or in Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Due to the adoption of the Plan of Distribution, all of the Reporting Persons ceased to beneficially own more than 5% of the issued and outstanding shares of Common Stock on September 3, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the transaction referred to in Item 4 above, the general partner of BDT Oak LP entered into the Plan of Distribution in substantially the form attached hereto as Exhibit 1, which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Plan of Distribution.

2.	Joint Filing Agreement.*

*	Exhibit 2 to Schedule 13D filed June 19, 2020, is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2021

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chairman and Chief Executive Officer

BDT OAK ACQUISITION VEHICLE, L.P.

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BYRON D. TROTT

/s/ Byron D. Trott